P.E. 11/30/01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the quarterly period ended November 30, 2001

ICON plc
(Registrant's name)

(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes___X___ No_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 **N/A**

ICON plc

Quarterly Period Ended November 30, 2001

CONTENTS **Page**

ICON plc

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or a "CRO" providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. We specialize in the management, execution and analysis of complex, multinational clinical trials. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of November 30, 2001, ICON had approximately 1,450 employees and operations in twenty-two locations in fourteen countries, including the United States, South America, South Africa and major markets in Europe and Asia Pacific. For the six months ended November 30, 2001, ICON derived 67.7%, 30.0% and 2.3% of its net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

Industry Overview

The CRO industry provides independent product development services for the pharmaceutical and biotechnology industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and cost-effectively to maximize the profit potential of patent-protected products. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, central laboratory and regulatory affairs services. CROs are required to provide these services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients, the ability to manage simultaneously complex clinical trials in numerous countries, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to conduct multiple phases of clinical trials on behalf of pharmaceutical and biotechnology companies. We believe that some large pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs who are invited to bid for projects. We believe that this trend will further concentrate the market share among CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and overall development experience and expertise.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT NOVEMBER 30, 2001 AND MAY 31, 2001

	(Unaudited) November 30, 2001	(Audited) May 31, 2001
	(in thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$39,695	$11,179
Short term investments (available for sale)	18,524	35,941
Accounts receivable	34,585	29,474
Unbilled revenue	20,790	20,508
Other receivables	1,397	2,840
Deferred taxes	427	427
Prepayments and other current assets	3,274	2,285
Total current assets	118,692	102,654
Other Assets:		
Property, plant and equipment, net	22,786	19,671
Goodwill	6,841	6,642
Total Assets	$148,319	$128,967
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$5,300	$3,488
Payments on account	18,045	11,134
Other liabilities	13,771	14,268
Short-term debt	-	67
Taxes payable	2,876	1,352
Bank overdraft	11,373	11,198
Total current liabilities	51,365	41,507
Other Liabilities:		
Long term debt	-	253
Long term government grants	473	462
Other liabilities	134	165
Shareholders' Equity:		
Ordinary Shares, par value €0.06 per share; 20,000,000 shares authorized, 11,703,871 shares issued and outstanding at November 30, 2001 and 11,429,629 shares issued and outstanding at May 31, 2001	834	819
Additional paid-in capital	58,954	56,537
Accumulated other comprehensive income	(4,863)	(5,411)
Merger reserve	47	47
Retained earnings	41,375	34,588
Total Shareholders' Equity	96,347	86,580
Total Liabilities and Shareholders' Equity	$148,319	$128,967

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000
(UNAUDITED)

	Three Months Ended November 30,		Six Months Ended November 30,	
	2001	2000	2001	2000
	(in thousands except share and per share data)			
Revenue:				
Gross revenue	$52,648	$37,363	$100,301	$72,252
Subcontractor costs	(14,879)	(8,786)	(26,313)	(17,368)
Net revenue	37,769	28,577	73,988	54,884
Costs and expenses:				
Direct costs	20,575	15,851	39,514	30,389
Selling, general and administrative expense	11,359	8,972	23,088	17,230
Depreciation and amortization	1,430	1,166	2,878	2,346
Total costs and expenses	33,364	25,989	65,480	49,965
Income from operations	4,405	2,588	8,508	4,919
Interest income	366	794	911	1,539
Interest expense	(131)	(164)	(332)	(247)
Income before provision for income taxes	4,640	3,218	9,087	6,211
Provision for income taxes	(1,183)	(565)	(2,300)	(1,067)
Net income	$3,457	$2,653	$6,787	$5,144
Net income per Ordinary Share:				
Basic	$0.30	$0.24	$0.59	$0.46
Diluted	$0.28	$0.22	$0.56	$0.43
Weighted average number of Ordinary Shares outstanding:				
Basic	11,667,504	11,269,816	11,507,105	11,182,706
Diluted	12,242,463	11,893,236	12,224,841	11,887,653

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001 AND 2000
(UNAUDITED)

	Six Months Ended November 30,	
	2001	2000
	(in thousands)	
Cash flows from operating activities:		
Net income	$6,787	$5,144
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Loss on disposal of fixed assets	5	-
Depreciation	2,878	2,240
Goodwill amortization	-	106
Amortization of grants	(7)	(20)
Changes in assets and liabilities:		
(Increase)/ decrease in accounts receivable	(4,938)	490
Decrease/ (increase) in unbilled revenue	49	(5,752)
Decrease/ (increase) in other receivables	1,422	(2,046)
Increase in prepayments and other current assets	(920)	(2,055)
Increase in payments on account	6,852	1,820
Increase in other liabilities	1,803	1,620
Increase in income taxes payable	1,489	769
Increase/ (decrease) in accounts payable	1,792	(1,820)
Net cash provided by operating activities	17,212	496
Cash flows from investing activities:		
Purchase of fixed assets	(5,725)	(2,387)
Sale of short term investments	17,417	-
Purchase of short term investments	-	(12,918)
Acquisitions (net of cash acquired)	-	(990)
Payments made in respect of prior year acquisitions	(2,591)	(149)
Net cash provided by/ (used in) investing activities	9,101	(16,444)
Cash flows from financing activities:		
Proceeds from bank overdraft	174	1,347
Repayment of long term debt	(338)	(25)
Proceeds from exercise of share options	2,067	110
(Decrease)/ increase in other liabilities	(31)	269
Net cash provided by financing activities	1,872	1,701
Effect of exchange rate movements on cash	331	(416)
Net increase/ (decrease) in cash and cash equivalents	28,516	(14,663)
Cash and cash equivalents at beginning of period	11,179	26,552
Cash and cash equivalents at end of period	$39,695	$11,889

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Merger Reserve	Total
	(dollars in thousands, except share data)						
Balance at May 31, 2001	11,429,629	$819	$56,537	($5,411)	$34,588	$47	$86,580
Comprehensive Income:							
Net income	-	-	-	-	6,787	-	6,787
Currency translation adjustment	-	-	-	548	-	-	548
Total comprehensive income							7,335
Exercise of Share Options	263,470	14	2,053	-	-	-	2,067
Shares issued	10,772	1	364	-	-	-	365
Balance at November 30, 2001	11,703,871	$834	$58,954	($4,863)	$41,375	$47	$96,347

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) NOVEMBER 30, 2001

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2001, except as described below.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2001 annual report on Form 20-F. Operating results for the six months ended November 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2002.

2. Net income per Ordinary Shares

Basic net income per Ordinary Share has been computed by dividing net income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net income per Ordinary Share is computed by adjusting the weighted average number of Ordinary Shares outstanding during the period for all potentially dilutive Ordinary Shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential Ordinary Shares.

There is no difference in net income used for basic and diluted net income per Ordinary Share. The reconciliation of the number of shares used in the computation of basic and diluted net income per Ordinary Share is as follows:

	Three Months Ended November 30,		Six Months Ended November 30,	
	2001	2000	2001	2000
Weighted average number of Ordinary Shares outstanding for basic net income per Ordinary Share	11,667,504	11,269,816	11,507,105	11,182,706
Effect of dilutive share options outstanding	574,959	623,420	717,736	704,947
Weighted average number of Ordinary Shares for diluted net income per Ordinary Share	12,242,463	11,893,236	12,224,841	11,887,653

3. New Accounting Pronouncements

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No.133", is required to be implemented for the fiscal year beginning June 1, 2001. SFAS 133 requires that derivatives be recognized as assets and liabilities and measured at fair value, with changes in fair value being accounted for within net income, unless qualifying for hedge accounting. The Company has assessed the impact of SFAS 133 and is applying this statement from June 2001 onwards. The Adoption of SFAS 133 did not have any impact on the financial statements as the fair value of derivative instruments is reflected in net income.

In July 2001 the FASB announced it had voted to issue two new statements: SFAS No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Those Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. We have not had any business combinations subsequent to the adoption of the standard. Use of the pooling-of-interests method will be prohibited. Second, SFAS No.142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. Thus, amortization of goodwill, including goodwill recorded in past business combinations ceased upon adoption of SFAS No. 142. The Company adopted SFAS No 142, effective June 1, 2001. We have completed our transitional assessment of goodwill impairment and our assessment indicates that no charge to impairment has arisen.

The following table reconciles the prior periods' reported net income to their prospective pro forma balances adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142:

	Three months ended November 30, 2000	Six months ended November 30, 2000
	(dollars in thousands, except share data)	
Reported net income	$2,653	$5,144
Add back goodwill amortisation	$50	$106
Adjusted net income	$2,703	$5,250
Basic net income per ordinary share		
Reported	$0.24	$0.46
Add back goodwill amortisation	$-	$0.01
Adjusted basic net income per share	$0.24	$0.47
Diluted net income per ordinary share		
Reported	$0.22	$0.43
Add back goodwill amortisation	$0.01	$0.01
Adjusted diluted net income per share	$0.23	$0.44

In July 2001 the FASB announced it had voted to issue SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143, which is effective for fiscal years beginning after 15 June, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company has not yet adopted this new standard and is currently assessing the impact on its US GAAP financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes both SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142. We are required to adopt SFAS No. 144 no later than July 1, 2002 (fiscal 2003). We are currently evaluating the impact of adoption of this statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related Notes thereto included in ICON's Annual Report on Form 20-F for the fiscal year ended May 31, 2001. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

The Company is a contract research organization, providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. It specializes in the management, execution and analysis of complex multi-national clinical trials. The Company, headquartered in Dublin, Ireland, began operations in 1990 and, to date, has expanded its business through internal growth and strategic acquisitions. As of November 30, 2001, the Company had approximately 1,450 employees and operations in twenty-two locations in fourteen countries, including the United States, South America, South Africa and major markets in Europe and Asia Pacific. In the six months ended November 30, 2001, the Company derived 67.7%, 30.0% and 2.3% of its net revenue in the United States, Europe and Asia Pacific, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, often upon the signing of a letter of intent, and the balance of the contract fee is generally payable in instalments over the study or trial duration, based on the achievement of certain performance targets or "milestones." Revenue for contracts is recognized on a percentage of completion basis as work is performed. As is customary in the CRO industry, the Company subcontracts with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, the Company views net revenue as its primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of the Company's business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as the Company typically works with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

The Company, although domiciled in Ireland, reports its results in U.S. dollars. As a consequence, the results of its non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, the Company is also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. The Company has nine operations trading in U.S. dollars, four trading in Euros, two in pounds Sterling, and one each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona and South African Rands. The Company's operations in the United States are not materially exposed to such currency differences as the majority of its revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of its activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of the Company's offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the Company's results of operations. The Company regularly reviews its currency exposures and hedges a portion of these, using forward exchange contracts, where natural hedges do not cover them. The introduction of the Euro on January 1, 1999, also reduced the exposures of the Company as four of its offices, and many of the countries where it is carrying out projects are within the Euro zone.

The Company has received capital and revenue grants from Forbairt, an Irish government agency. The Company records capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of a downsizing of the Company calculated by reference to any reduction in employee numbers. The Company has not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to November 30, 2001, the Company had received $643,057 and $1,007,456 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements the Company is restricted from distributing some of these amounts by way of dividend or otherwise.

As the Company conducts operations on a global basis, the Company's effective tax rate has depended and will depend on the geographic distribution of its revenue and earnings among locations with varying tax rates. The Company's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of the Company's results of operations among various tax jurisdictions changes, the Company's effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended November 30, 2001 Compared with Three Months Ended November 30, 2000

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended		
	November 30, 2001	November 30, 2000	2001 to 2000 Percentage Increase
	Percentage of Net Revenue		
Net revenue	100.0%	100.0%	32.2%
Costs and expenses:			
Direct costs	54.4%	55.4%	29.8%
Selling, general and administrative	30.1%	31.4%	26.6%
Depreciation and amortization	3.8%	4.1%	22.6%
Income from operations	11.7%	9.1%	70.2%

Net revenue increased by $9.2 million, or 32.2%, from $28.6 million to $37.8 million. This increase arose through a combination of increased business from existing clients and business won from new clients. Of the total increase, revenues in the United States and Europe/Rest of World grew by 19.5% and 67.2%, respectively.

Direct costs increased by $4.7 million, or 29.8%, from $15.9 million to $20.6 million, primarily due to increased staff numbers needed to support increased project related activity. Direct costs as a percentage of net revenue decreased from 55.4% in the three months to November 30, 2000, to 54.4% in the equivalent period in fiscal 2002.

Selling, general and administrative expenses increased by $2.4 million, or 26.6%, from $9.0 million to $11.4 million. The increase in costs is due to the continued expansion of the Company's operations. As a percentage of net revenue, selling, general and administrative expenses decreased from 31.4% in the three months to November 30, 2000, to 30.1% in the equivalent period in fiscal 2002.

Depreciation and amortization expense increased by $0.3 million, or 22.6%, over the same quarter last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue depreciation and amortisation decreased from 4.1% of net revenues in the three months to November 30, 2000 to 3.8% for the equivalent period in fiscal 2002. Adoption of SFAS No. 142 reduced the charge by $0.1 million in fiscal 2002.

Income from operations increased by $1.8 million, or 70.2%, from $2.6 million to $4.4 million. As a percentage of net revenue, income from operations increased from 9.1% for the three months ended November 30, 2000 to 11.7% of net revenues for the three months ended November 30, 2001.

Net interest income for the three months ended November 30, 2001 was $0.2 million compared to $0.6 million for the equivalent period last year. Net cash invested decreased from $35.9 million at May 31, 2001 to $18.5 million at November 30, 2001. In addition, lower average interest rates in fiscal 2002 has resulted in lower returns on our investments.

The Company's effective tax rate for the three months ended November 30, 2001 was 25.5% compared to 17.6% for the comparable period last year. The increase in the effective rate was due to a change in the geographic distribution of pre-tax earnings.

Six Months Ended November 30, 2001 Compared with Six Months Ended November 30, 2000

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Six Months Ended		
	November 30, 2001	November 30, 2000	2000 to 2001 Percentage Increase
	Percentage of Net Revenue		
Net revenue	100.0%	100.0%	34.8%
Costs and expenses:			
Direct costs	53.4%	55.3%	30.0%
Selling, general and administrative	31.2%	31.4%	34.0%
Depreciation and amortization	3.9%	4.3%	22.7%
Income from operations	11.5%	9.0%	73.0%

Net revenue increased by $19.1 million, or 34.8%, from $54.9 million to $74.0 million. This increase arose through a combination of increased business from existing clients and business won from new clients. Of the total increase, revenues in the United States and Europe/Rest of World grew by 26.3% and 56.8%, respectively

Direct costs increased by $9.1 million, or 30.0%, from $30.4 million to $39.5 million, primarily due to increased staff numbers needed to support increased project related activity. Direct costs as a percentage of net revenue decreased to 53.4% in the six months to November 30, 2001 from 55.3% in the equivalent period in fiscal 2001.

Selling, general and administrative expenses increased by $5.9 million, or 34.0%, from $17.2 million to $23.1 million. This increase in costs is due to the continued expansion of the Company's operations. As a percentage of net revenue, selling, general and administrative expenses decreased from 31.4% in the three months to November 30, 2000, to 31.2% in the equivalent period in fiscal 2002.

Depreciation and amortization expense increased by $0.6 million, or 22.7%, from $2.3 million to $2.9 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. Depreciation and amortization as a percentage of net revenue decreased to 3.9% of net revenues in the six months ended November 30, 2001 compared to 4.3% of net revenues in the same period last year. Adoption of SFAS No. 142 reduced the charge by $0.2 million in fiscal 2002.

Income from operations increased by $3.6 million, or 73.0%, from $4.9 million to $8.5 million. As a percentage of net revenue, income from operations increased from 9.0% for the six months ended November 30, 2000 to 11.5% of net revenues for the six months ended November 30, 2001

Net interest income for the six months ended November 30, 2001 was $0.6 million compared to $1.3 for the equivalent period last year. Net cash invested decreased from $35.9 million at May 31, 2001 to $18.5 million at November 30, 2001, however lower average interest rates in fiscal 2002 has resulted in lower returns on our investments.

The Company's effective tax rate for the six months ended November 30, 2001, was 25.3% compared to an effective rate of 17.2% for the six months ended November 30, 2000. The increase in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since its inception, the Company has financed its operations and growth primarily with cash flow from operations. In addition, in May 1998, the Company received approximately $49.1 million in net proceeds from its initial public offering. The Company's principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation, excluding stock compensation expense, paid by the Company and its subsidiaries in the six months ended November 30, 2000 and November 30, 2001 amounted to $31.8 million and $41.4 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements.

The Company's clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of November 30, 2001, the Company's working capital amounted to $67.3 million, compared to $61.1 million at May 31, 2001. The most significant influence on the Company's operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 68 days at November 30, 2001, and 93 days at May 31, 2001.

Net cash provided by operating activities was $17.2 million in the six months ended November 30, 2001, compared to $0.5 million in the six months ended November 30, 2000. This improvement is due mainly to accelerated collections for accounts receivable in the current year.

Net cash provided by investing activities was $9.1 million in the six months ended November 30, 2001, compared to $16.4 million used in the six months ended November 30, 2000.

Net cash provided by financing activities was $1.9 million in the six months ended November 30, 2001, compared with $1.7 million in the six months ended November 30, 2000.

As a result of these cash flows, cash and cash equivalents increased by $28.5 million in the six months ended November 30, 2001, compared to a decrease of $14.7 million in the six months ended November 30, 2000.

In fiscal 1996, the Company entered into a credit facility (the "ICC Facility") with ICC Bank plc ("ICC Bank"), which provided for a ten-year loan of IR£500,000 (U.S.$564,085). This loan was being repaid over 10 years but was settled early and repaid in full in November 2001.

On November 17, 1998, the Company entered into an overdraft facility for IR£2.0 million (U.S.$2.3 million) with Allied Irish Banks plc. This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate. The full sum of the unpaid principal and interest is due and repayable on demand. This facility is due for renewal on September 30, 2002. As of November 30, 2001, IR£1.7 million (U.S.$1.9 million) was available to be drawn.

The Company's U.S. subsidiary, ICON Clinical Research, Inc. (the "Borrower"), has a $12.0 million secured line of credit (the "PNC Facility") with PNC Bank N.A. Borrowings under the PNC Facility cannot exceed 80% of the Borrower's accounts receivable, which are due and payable not more than 90 days from invoice and which are not more than 90 days past due. The PNC Facility bears interest at an annual rate equal to PNC's Prime Rate plus one-quarter percent. The full sum of the unpaid principal and interest is due and payable on demand. The PNC Facility is secured by a first priority security interest in certain assets of the

Borrower. This facility will expire on December 31, 2001. As of November 30, 2001, $10.7 million was drawn down of the available $12 million.

The Company has entered into an overdraft agreement with A.I.B. Bank, whereby the Company guarantees any overdrafts of its subsidiaries, ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd., up to an amount €112,484 (U.S.$99,943) and U.S.$250,000 (ILS1,058,515), respectively. As of November 30, 2001, the full German and Israeli facilities were available to be drawn.

The Company expects to spend approximately U.S.$10.0 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices and expects an increased level of spending in subsequent years. The Company believes that it will be able to fund its additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Company will consider acquiring further businesses to enhance its service offerings and global presence. Any such acquisitions may require additional external financing and the Company may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company.

Inflation

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial conditions.

The Euro

In December 1995, the European Union Member States (including the Republic of Ireland) agreed to launch a single currency, the Euro, as part of the process of Economic and Monetary Union. Eleven states, including the Republic of Ireland, have participated in the initial phase. The formal start to the launch of the Euro was January 1, 1999 with the irrevocable fixing of the exchange rates of the participating European Union Member States. The process involves a changeover period of three years leading to the introduction of Euro notes and coins on January 1, 2002.

In connection with the conversion to the Euro, the Company will incur certain costs, which may include administrative, planning, staff training, the provision of information to clients, modification of software and adaptation of hardware. The Company does not however anticipate that the transition cost for conversion to the Euro will be significant or material.

New Accounting Pronouncements

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No.133", is required to be implemented for the fiscal year beginning June 1, 2001. SFAS 133 requires that derivatives be recognized as assets and liabilities and measured at fair value, with changes in fair value being accounted for within net income, unless qualifying for hedge accounting. The Company has assessed the impact of SFAS 133 and is applying this statement from June 2001 onwards. The Adoption of SFAS 133 did not have any impact on the financial statements as the fair value of derivative instruments is reflected in net income.

In July 2001 the FASB announced it had voted to issue two new statements: SFAS No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Those Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. We have not had any business combinations subsequent to the adoption of the standard. Use of the pooling-of-interests method will be prohibited. Second, SFAS No.142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. Thus, amortization of goodwill, including goodwill recorded in past business combinations ceased upon adoption of SFAS No. 142. The Company adopted SFAS No 142, effective June 1, 2001. We have completed our transitional assessment of goodwill impairment and our assessment indicates that no charge to impairment has arisen.

The following table reconciles the prior periods' reported net income to their prospective pro forma balances adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142:

	Three months ended November 30, 2000	**Six months ended November 30, 2000**
	(dollars in thousands, except share data)	
Reported net income	$2,653	$5,144
Add back goodwill amortisation	$50	$106
Adjusted net income	$2,703	$5,250
Basic net income per ordinary share		
Reported	$0.24	$0.46
Add back goodwill amortisation	$-	$0.01
Adjusted basic net income per share	$0.24	$0.47
Diluted net income per ordinary share		
Reported	$0.22	$0.43
Add back goodwill amortisation	$0.01	$0.01
Adjusted diluted net income per share	$0.23	$0.44

In July 2001 the FASB announced it had voted to issue SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143, which is effective for fiscal years beginning after 15 June, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company has not yet adopted this new standard and is currently assessing the impact on its US GAAP financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes both SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142. We are required to adopt SFAS No. 144 no later than July 1, 2002 (fiscal 2003). We are currently evaluating the impact of adoption of this statement.

Legal Proceedings

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON Public Limited Company

13 February 2002

Date

Sean Leech

Chief Financial Officer